Exhibit (a)(1)(N)

Company Contact: John J. Longino Chief Financial Officer 215-701-9687 jlongino@cohenandcompany.com	Investors: KCSA Worldwide Jeffrey Goldberger 212.896.1249 jgoldberger@kcsa.com

SUNSET FINANCIAL RESOURCES CLOSES ALESCO MERGER

AND SELF TENDER OFFER

JACKSONVILLE, Florida, October 6, 2006 – Sunset Financial Resources, Inc. (NYSE: SFO) announced that it closed its merger with Alesco Financial Trust today, following the approval of the merger by Sunset’s stockholders.

Sunset also announced the preliminary results of its tender offer for 2,652,553 shares at a price of $8.03 per share, which had been extended to expire at 3:15 pm today, prior to the closing of the merger. Based on the preliminary count by the depositary for the tender offer, approximately 140,250 shares were tendered, and no shares were tendered by notice of guaranteed delivery. Sunset has approximately 10,513,100 shares outstanding and the shares tendered represent approximately 1.4% of the outstanding shares. Based on the preliminary count, Sunset expects to acquire all shares validly tendered in the offer.

The results of the tender offer are preliminary. Final results will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered. The actual results of the offer will be announced following the completion of the confirmation process. Payment for the shares accepted for payment will occur promptly thereafter.

Sunset has changed its name to Alesco Financial Inc. and will trade on the NYSE under the ticker symbol AFN beginning on Monday, October 9, 2006.

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